UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Connecture, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

20786J106
(CUSIP Number)

Ron Panzier Great Point Partners, LLC 165 Mason Street, 3rd Floor Greenwich, CT 06830 (203) 971-3300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Great Point Partners, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,127,232[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,127,232[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,127,232[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 17.93%[2]
14	Type of Reporting Person (See Instructions) IA

1 Consists of 4,127,232 shares of Common Stock of the Issuer held directly by GPP-Connecture, LLC.

2 Based on a total of 23,024,635 shares outstanding, as reported by the Issuer on a Form 10-Q filed with the SEC on November 13, 2017.

1	Names of Reporting Persons GPP-Connecture, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,127,232[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,127,232[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,127,232[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 17.93%[2]
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons Great Point Partners I LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,127,232[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,127,232[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,127,232[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 17.93%[2]
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons Great Point Partners I GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,127,232[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,127,232[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,127,232[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 17.93%[2]
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. Dr. Jeffrey R. Jay, M.D.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 66,752[3]
	8	Shared Voting Power 4,172,904[4]
	9	Sole Dispositive Power 66,752[3]
	10	Shared Dispositive Power 4,172,904[4]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,239,656[5]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 18.41%[2]
14	Type of Reporting Person (See Instructions) IN

3 Consists of (x) 55,411 shares of Common Stock of the Issuer held directly by Dr. Jay, and (y) 11,341 shares of Common Stock of the Issuer held by a trust of which Dr. Jay is a trustee and of which beneficiaries may be considered members of Dr. Jay’s family.

4 Consists of (x) 4,127,232 shares of Common Stock of the Issuer held directly by GPP-Connecture, LLC, and (y) 45,672 shares of Common Stock of the Issuer held by a trust of which Dr. Jay is not the trustee and of which beneficiaries may be considered members of Dr. Jay’s family (see Item 5 for additional information).

5 Consists of (w) 4,127,232 shares of Common Stock of the Issuer held directly by GPP-Connecture, LLC, (x) 45,672 shares of Common Stock of the Issuer held by a trust of which Dr. Jay is not the trustee and of which beneficiaries may be considered members of Dr. Jay’s family (see Item 5 for additional information), (y) 55,411 shares of Common Stock of the Issuer held directly by Dr. Jay, and (z) 11,341 shares of Common Stock of the Issuer held by a trust of which Dr. Jay is a trustee and of which beneficiaries may be considered members of Dr. Jay’s family.

1	Names of Reporting Persons Mr. David Kroin
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 29,703[6]
	8	Shared Voting Power 4,127,232[1]
	9	Sole Dispositive Power 29,703[6]
	10	Shared Dispositive Power 4,127,232[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,156,935[7]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 18.05%[2]
14	Type of Reporting Person (See Instructions) IN

6 Consists of 29,703 shares of Common Stock of the Issuer directly owned by Mr. Kroin.

7 Consists of (x) 29,703 shares of Common Stock of the Issuer directly owned by Mr. Kroin and (y) 4,127,232 shares of Common Stock of the Issuer held directly by GPP-Connecture, LLC.

Item 1.	Security and Issuer

The title and class of equity securities to which this statement relates is Common Stock, par value $.001 per share.

The name and address of the principal executive office of the Issuer is Connecture, Inc., 18500 West Corporate Drive, Suite 250, Brookfield, WI 53045.

Item 2.	Identity and Background

This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Great Point Partners, LLC, a Delaware limited liability company (“Great Point”); (ii) GPP-Connecture LLC, a Delaware limited liability company (“GPPC”); (iii) Great Point Partners I, LP, a Delaware limited partnership (“GPP I LP”); (iv) Great Point Partners I GP, LLC, a Delaware limited liability company (“GPP I GP”); (v) Dr. Jeffrey R. Jay, an individual (“Dr. Jay”), and (vi) Mr. David Kroin, an individual (“Mr. Kroin”).

The business address of each Reporting Person is 165 Mason Street, 3rd Floor, Greenwich, CT 06830.

The principal business of GPP I LP is to invest directly or indirectly in various companies. The principal business of GPP I GP is to serve as the general partner of GPP I LP. The principal business of Great Point is to provide management services to GPP I LP and other limited partnerships. The principal business of GPPC is to hold equity interests in Issuer. GPP I LP is the sole manager and controlling member of GPPC. GPP I GP is the general partner of GPP I LP. Great Point is the investment manager of GPP I LP.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws except that on or about June 24, 2014, Great Point Partners LLC, without admitting or denying the findings, consented to a cease-and-desist order in connection with an SEC administrative proceeding arising out of a violation of Regulation M in April 2013.

Each of Dr. Jay and Mr. Kroin is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

GPPC currently owns 4,127,232 shares of Common Stock of the Issuer (the “GPPC Shares”). GPPC used its own funds to acquire the GPPC Shares and the source of such funds was capital contributions from investors in GPP I LP and other investors in GPPC, in each case in the ordinary course of business.

Mr. Kroin currently owns 29,703 shares of Common Stock of the Issuer (the “Kroin Shares”). Mr. Kroin used his own funds to purchase the Kroin Shares.

Dr. Jay currently owns 55,411 shares of Common Stock of the Issuer (the “Jay Shares”). Dr. Jay used his own funds to purchase the Jay Shares. A trust of which Dr. Jay is a trustee and of which beneficiaries may be considered members of Dr. Jay’s family currently owns 11,341 shares of Common Stock of the Issuer (the “Trust 1 Shares”) and such trust used its own funds to purchase the Trust 1 Shares. A trust of which Dr. Jay is not the trustee and of which beneficiaries may be considered members of Dr. Jay’s family currently owns 45,672 shares of Common Stock of the Issuer (the “Trust 2 Shares”) and such trust used its own funds to purchase the Trust 2 Shares.

See Item 5 below for information with respect to Great Point, Dr. Jay and Mr. Kroin.

Item 4.	Purpose of Transaction

The securities of the Issuer were acquired for investment. Each of the Reporting Persons has, since the date of acquisition of the securities, determined to seek to influence the board of directors of the Issuer to take more affirmative steps designed to maximize shareholder value, including, if appropriate, seeking changes to the composition of the board of directors, and/or encouraging the Issuer to evaluate strategic alternatives. None of the Reporting Persons has yet formulated any specific plan to implement such new determination.

Item 5.	Interest in Securities of the Issuer

GPPC is the record holder of the GPPC Shares. GPP I LP is the sole manager and controlling member of GPPC. GPP I GP is the general partner of GPP I LP. Great Point is the investment manager of GPP I LP and by virtue of such status may be deemed to be the beneficial owner of the GPPC Shares. The GPPC Shares constitute 17.93% of the aggregate shares of Common Stock outstanding, computed in accordance with Rule 13d-3. Each of Great Point, GPP I LP, GPP I GP and GPPC shares voting and dispositive power with respect to the GPPC Shares. Notwithstanding the above, each of Great Point, GPP I LP and GPP I GP disclaims beneficial ownership of the GPPC Shares, except to the extent of its respective pecuniary interest therein.

Dr. Jay is the record holder of the Jay Shares. Dr. Jay may be deemed to be the beneficial owner of the Trust 1 Shares because he is trustee of the trust of which beneficiaries are members of his family. With respect to the Trust 2 Shares, Dr. Jay is not trustee of such trust but the beneficiaries may be considered members of Dr. Jay’s family and these shares are being reported as beneficially owned by Dr. Jay to comply with applicable rules to the extent, if any, that Dr. Jay may be deemed to indirectly influence the voting or disposition of such shares. Dr. Jay, as senior managing member of Great Point, has voting and investment power with respect to the GPPC shares, and therefore may be deemed to be the beneficial owner of the GPPC Shares. The Jay Shares, the Trust 1 Shares, the Trust 2 Shares and the GPPC Shares collectively constitute 18.41% of the aggregate shares of Common Stock outstanding, computed in accordance with Rule 13d-3. Dr. Jay has sole voting and dispositive power with respect to the Jay Shares and the Trust 1 Shares. Dr. Jay shares voting and dispositive power with respect to the GPPC Shares. To the extent that Dr. Jay is deemed to indirectly influence the voting or disposition of the Trust 2 Shares, Dr. Jay may be deemed to share voting and dispositive power with respect to the Trust 2 Shares. Notwithstanding the above, Dr. Jay disclaims beneficial ownership of the GPPC Shares, the Trust 1 Shares and the Trust 2 Shares, except to the extent of his pecuniary interest therein.

Mr. Kroin is the record holder of the Kroin Shares. Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the GPPC shares, and therefore may be deemed to be the beneficial owner of the GPPC Shares. The Kroin Shares and the GPPC Shares collectively constitute 18.05% of the aggregate shares of Common Stock outstanding, computed in accordance with Rule 13d-3. Mr. Kroin has sole voting and dispositive power with respect to the Kroin Shares and shares voting and dispositive power with respect to the GPPC Shares. Notwithstanding the above, Mr. Kroin disclaims beneficial ownership of the GPPC Shares, except to the extent of his pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits and are incorporated herein.

EXHIBIT A: Joint Filing Agreement, dated as of February 14, 2018.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

Great Point Partners, LLC

By:	/s/ Dr. Jeffrey R. Jay
Name: Dr. Jeffrey R. Jay
Title: Senior Managing Member

GPP-Connecture, LLC

By: Great Point Partners I LP, it sole manager
By: Great Point Partners I GP LLC, its general partner
By: Great Point Partners LLC, its investment manager

By:	/s/ Dr. Jeffrey R. Jay
Name: Dr. Jeffrey R. Jay
Title: Senior Managing Member

Great Point Partners I LP

By: Great Point Partners I GP LLC, its general partner
By: Great Point Partners LLC, its investment manager

By:	/s/ Dr. Jeffrey R. Jay
Name: Dr. Jeffrey R. Jay
Title: Senior Managing Member

Great Point Partners I GP LLC

By: Great Points Partners LLC, its investment manager

By:	/s/ Dr. Jeffrey R. Jay
Name: Dr. Jeffrey R. Jay
Title: Senior Managing Member

/s/ Dr. Jeffrey R. Jay
Dr. Jeffrey R. Jay, individually

/s/ Mr. David Kroin
Mr. David Kroin, individually

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D/A

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13D/A to which this Exhibit is attached, and such Schedule 13D/A is filed on behalf of each of them; and

(ii)	Each of them is responsible for the timely filing of such Schedule 13D/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 14, 2018

Great Point Partners, LLC

By:	/s/ Dr. Jeffrey R. Jay
Name: Dr. Jeffrey R. Jay
Title: Senior Managing Member

GPP-Connecture, LLC

By: Great Point Partners I LP, it sole manager
By: Great Point Partners I GP LLC, its general partner
By: Great Point Partners LLC, its investment manager

By:	/s/ Dr. Jeffrey R. Jay
Name: Dr. Jeffrey R. Jay
Title: Senior Managing Member

Great Point Partners I LP

By: Great Point Partners I GP LLC, its general partner
By: Great Point Partners LLC, its investment manager

By:	/s/ Dr. Jeffrey R. Jay
Name: Dr. Jeffrey R. Jay
Title: Senior Managing Member

Great Point Partners I GP LLC

By: Great Points Partners LLC, its investment manager

By:	/s/ Dr. Jeffrey R. Jay
Name: Dr. Jeffrey R. Jay
Title: Senior Managing Member

/s/ Dr. Jeffrey R. Jay
Dr. Jeffrey R. Jay, individually

/s/ Mr. David Kroin
Mr. David Kroin, individually